Exhibit 99.5

SMART®
Interim Financial Statements
Annual Financial Statements
Under securities regulations, a reporting issuer must send annually a form to holders to request the Interim Financial Statements and MD&A and/or the Annual Financial Statements and MD&A. If you would like to receive the report(s) by mail, please make your selection and return this card to the address as noted.
Alternately, you can register online at www.computershare.com/mailinglist to receive report(s) by mail or by email. Alternatively, you may choose to access the report(s) online at www.smarttech.com.
Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare’s Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy.
Name / Nom
Apt. / App.
Street Number / Numéro civique
Street Name / Rue
City / Ville
Prov. / État
Postal Code / Code postal / Zip Code
S MWQ
3 1 E T N N
SMWQ.BEN_IA_NPE.E.18271.OUTSOURCED/000001/000001/i

0ENNPQ
Place Stamp Here
Computershare
100 University Ave. 8th Floor
Toronto ON M5J 2Y1